O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

July 19, 2013

VIA EDGAR AND ELECTRONIC MAIL

Lisa Kohl
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628, 100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2013 by Starboard Value and Opportunity Master Fund Ltd., et al.
File No. 001-10948

Dear Ms. Kohl:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 18, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

 Background to the Solicitation, page 4

1.
Please balance the disclosure in this section by including disclosure regarding the fact that Office Depot has proposed to add at least one of your nominees to the board of directors and to increase the size of the board of directors from 10 to 12 members, or tell us why you do not believe that your disclosure is misleading in the absence of such additional disclosure.

We acknowledge the Staff’s comment and have revised the Proxy Statement to provide additional disclosure regarding Office Depot’s proposal on Board composition and size.  See page 8 of the Proxy Statement.

Reasons for the Solicitation, page 9

We Believe that Change in a Significant Portion of Office Depot’s Board, page 9

2.
We note your response to comment 9 in our letter dated July 11, 2013. We further note disclosure throughout the Reasons for the Solicitation section referring to the contribution of Office Depot directors to the combined Office Depot/Office Max board of directors. Please further revise your disclosure to clarify that the board of directors of the combined company will not necessarily be members of the existing or future boards of directors.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 19, 2013

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 9 and 12 of the Proxy Statement.

3.
We note your statement that you believe that “the election of [your] Nominees at the 2013 Annual Meeting will serve to demonstrate that stockholders agree with [you] . . . .” (emphasis added) Please revise to eliminate the implication that the election of your Nominees is a foregone conclusion.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 9 of the Proxy Statement.

Our Four Nominees Have the Experience, Qualification and Commitment, page 13

4.
We note your response to comment 12 in our letter dated July 11, 2013, as well as your revised disclosure, which, in relevant part, now states your belief that “the Board lacks the commitment necessary to act in the best interest of stockholders.” As previously requested, please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9 and revise accordingly.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 13 of the Proxy Statement.

Voting and Proxy Procedures, page 22

Quorum; Broker Non-Votes; Discretionary Voting, page 23

Other Proposals, page 23

5.
We note your statement in this section that “[n]either an abstention or a broker non-vote will count as voting with respect to the proposal.” However, we also note your statement in the second paragraph of this page that “[a]bstentions are counted as present and entitled to vote for purposes of determining a quorum” and disclosure on page two of Office Depot’s PREC14A filed on July 8, 2013 that, “[f]or any proposal other than the election of directors or ratification of the independent accounting firm, abstentions will be counted as a vote ‘against’ such matter . . . .” Please provide the basis for your statement that abstentions will have no direct effect on proposals other than the election of directors, or revise.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that abstentions will be counted as a vote against matters other than the election of directors and the ratifications of the independent accounting firm.  See page 23 of the Proxy Statement.

*                      *                      *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:           Jeffrey C. Smith
Steve Wolosky